UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023.

Commission File Number: 001-39389

GameSquare Holdings, Inc.
(Exact Name of Registrant as Specified in Charter)

6775 Cowboys Way, Ste. 1335, Frisco, Texas, USA, 75034

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Merger Agreement

On October 19, 2023, GameSquare Holdings, Inc. (“GameSquare”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with FaZe Holdings Inc., a Delaware corporation (“FaZe”), and GameSquare Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of GameSquare ( “Merger Sub”), pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into FaZe (the “Merger”), with FaZe surviving such Merger as a wholly-owned subsidiary of GameSquare.

Merger Consideration

On the terms and subject to the conditions of the Merger Agreement, each share of common stock, par value $0.0001 per share, of FaZe (the “FaZe Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares held in treasury by FaZe or held directly by GameSquare or Merger Sub) will be converted into the right to receive 0.13091 (the “Exchange Ratio”) of a fully paid and non-assessable share of common stock, no par value, of GameSquare (the “GameSquare Common Stock”) and, if applicable, cash in lieu of fractional shares of FaZe Common Stock, subject to any applicable withholding.

Treatment of Equity Awards

At the Effective Time, (i) all FaZe equity awards outstanding immediately prior to the Effective Time, including options to purchase shares of FaZe Common Stock and each share of FaZe Common Stock subject to vesting, repurchase, or other lapse of restrictions will be assumed by GameSquare and converted into GameSquare equity awards on substantially the same terms, except that the assumed equity awards will cover a number of shares of GameSquare Common Stock, and, if applicable, have an exercise price, determined using the Exchange Ratio and (ii) all outstanding FaZe warrants exercisable for shares of FaZe Common Stock will be assumed by GameSquare and converted into GameSquare warrants on substantially the same terms, except that the assumed warrants will cover a number of shares of GameSquare Common Stock, and, if applicable, have an exercise price, determined using the Exchange Ratio.

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Post-Closing Governance

Under the Merger Agreement, GameSquare has agreed to appoint to its board of directors two persons determined by FaZe, and a third member to be mutually agreed upon by FaZe and GameSquare prior to the Effective Time, as of the Effective Time, with such directors to hold office until the earliest to occur of the appointment or election and qualification of his or her respective successor or his or her death, resignation, disqualification or proper removal.

Conditions to the Merger

The Merger Agreement contains conditions to the closing of the Merger (the “Closing”), including the following mutual conditions of the parties (unless waived): (i) approval of the Merger Agreement by the stockholders of FaZe and GameSquare; (ii) the shares of GameSquare Common Stock issued as merger consideration shall have been approved for listing on the Nasdaq Capital Market; (iii) the registration statement filed by GameSquare in connection with the issuance shares of GameSquare Common Stock shall have be declared effective by the U.S. Securities and Exchange Commission (the “SEC”) and not be subject of any stop order or any legal action by or before the SEC seeking a stop order; (iv) all required filings shall have been made and all required approvals obtained (or waiting periods expired or terminated) under any applicable antitrust law; and (v) the absence of any law or order prohibiting consummation of the Merger.

In addition, unless waived by GameSquare, the obligations of GameSquare and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional conditions on or prior to the Closing: (i) the accuracy of the representations and warranties made by FaZe in the Merger Agreement, subject to applicable materiality or other qualifiers, as of the Effective Time or the date in respect of which such representation or warranty was specifically made; (ii) FaZe having performed in all material respects all obligations and complied in all material respects with the agreements and covenants in the Merger Agreement required to be performed by or complied with by FaZe at or prior to the Closing; and (iii) the absence of any material adverse effect on FaZe.

Unless waived by FaZe, the obligations of FaZe to consummate the Merger are subject to the satisfaction of the following additional conditions on or prior to the Closing: (i) the accuracy of the representations and warranties made by GameSquare and Merger Sub in the Merger Agreement, subject to applicable materiality or other qualifiers, as of the Effective Time or the date in respect of which such representation or warranty was specifically made; (ii) GameSquare and Merger Sub having performed in all material respects all obligations and complied in all material respects with the agreements and covenants in the Merger Agreement required to be performed by or complied with by FaZe at or prior to the Closing; (iii) the absence of any material adverse effect on GameSquare; (iv) GameSquare and Merger Sub having completed the GameSquare Financing (as defined below) and (v) the employment agreements between GameSquare and certain FaZe executive officers shall have not been terminated by GameSquare, other than in the event of a for “Cause” termination (as such term is defined in the respective employment agreements).

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by each of Faze, GameSquare and Merger Sub as of the date of the Merger Agreement or other specified dates, in each case relating to, among other things, organization, standing and power, capitalization, authority, non-contravention, certain public filings with the SEC or other regulatory authorities and absence of litigation.  Many of the representations and warranties are qualified by materiality or other similar qualifiers as set forth therein.

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Covenants

Each party agreed in the Merger Agreement to use its reasonable best efforts to effect the Closing and to as soon as reasonably practicable respond to inquiries or requests from governmental authorities applicable to the transactions contemplated by the Merger Agreement. Each party has also agreed to not solicit or engage in any discussions or negotiations with any person making an inquiry or proposal for an alternative transaction, and requiring FaZe’s and GameSquare’s respective boards of directors to recommend the transaction-related proposals to their stockholders, in each case subject to certain exceptions.  The Merger Agreement also contains, subject to certain exceptions, certain other customary reciprocal covenants of each of the parties, including (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business, consistent with past practice; (iii) notifications of certain breaches, consent requirements or other matters; (iv) tax matters; (v) public announcements; and (vi) confidentiality.

GameSquare Financing

In addition, in connection with the Merger, GameSquare is to complete a financing involving the raising of additional capital or commitments to be made available to it following the Merger consisting of (i) a private placement in public equity to raise $10,000,000 through the sale of GameSquare Common Stock (the “Pipe Financing”), subject to reduction to the minimum extent necessary based on applicable restrictions pertaining to GameSquare’s issuance of shares of GameSquare Common Stock under NASDAQ Listing Rule 5635, or any other applicable rule imposed by applicable stock exchanges, which financing is supported by the backstop obligation by Goff & Jones Lending Co, LLC (the “Backstop Investor”)  under the Backstop Agreement; (ii) GameSquare shall have entered into an asset-based loan facility agreement (the “Financing and Security Agreement”) with SLR Digital Finance LLC, as lender (the “Lender”), having a three (3) year term and providing for maximum aggregate borrowings thereunder at any one time of not less than $10,000,000, and such facility agreement shall be in full force and effect as of the Closing with no principal amounts drawn thereunder; and (iii) GameSquare shall have consummated after the date of the Merger Agreement and prior to closing of the Merger a disposition of non-core assets of GameSquare having a gross sales price of approximately $4,000,000 (subject to certain earnout provisions) (the financings described above in clauses (i), (ii) and (iii) are collectively referred to as the “GameSquare Financing”).  Together, the issuance of shares of GameSquare Common Stock issuable as consideration under the Merger Agreement and issuable as part of the PIPE Financing is referred to in this Current Report on Form 8-K as the “GameSquare Stock Issuance.”

No Survival

None of the representations and warranties of the parties contained in the Merger Agreement or in any instrument delivered under the Merger Agreement will survive the Effective Time. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements that, by their terms, contemplate performance after the Effective Time.

Termination

The Merger Agreement contains customary mutual termination rights for FaZe and GameSquare, including if the Merger is not completed by December 31, 2023 (the “End Date”), and if either of the required stockholder approvals by the FaZe stockholders or the GameSquare stockholders is not obtained. The Merger Agreement also contains customary termination rights for the benefit of each party, including (i) if the board of directors of the other party changes its recommendation with respect to the Merger, (ii) if the board of directors of such party authorizes entry into a definitive agreement relating to a superior proposal (as permitted by the Merger Agreement) and (iii) if the other party breaches its representations, warranties or covenants under the Merger Agreement in a way that would result in a failure of its conditions to closing being satisfied (subject to certain procedures and cure periods).

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware and the parties are subject to exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court located in the State of Delaware).

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Additional Information

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 6-K and is incorporated herein by reference. A copy of the Merger Agreement has been included to provide investors with information regarding its terms and is not intended to provide any factual information about FaZe or GameSquare.

The Merger Agreement contains representations, warranties, covenants and agreements which were made only for purposes of such agreement and as of specified dates. The representations and warranties in the Merger Agreement reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by stockholders, or any other individual or other entity other than the parties. In particular, the representations, warranties, covenants and agreements in the Merger Agreement may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, and having been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Merger Agreement may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and unless required by applicable law, GameSquare undertakes no obligation to update such representations and warranties in response to such changes.

Certain Related Arrangements

Irrevocable Voting and Support Agreements

FaZe Voting and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain FaZe stockholders entered into certain irrevocable voting and support agreements with GameSquare (together, the “FaZe Support Agreements”), whereby such FaZe stockholders agreed to, among other things, at a meeting of stockholders of FaZe, vote in favor of the approval of the Merger Agreement and the transactions contemplated thereby and vote against certain other actions that would have the effect of preventing the Merger. Such FaZe stockholders also agreed to not transfer any securities of FaZe held by them from the date of execution of the FaZe Support Agreements until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, subject to certain exceptions.

The FaZe Support Agreements will terminate in their entirety, and be of no further force or effect, upon the earlier to occur of (i) the Effective Time and (ii) the valid termination of the Merger Agreement in accordance with its terms.

The foregoing description of the FaZe Support Agreements is qualified in its entirety by reference to the full text of the form of FaZe Support Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated herein by reference.

GameSquare Voting and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain GameSquare stockholders entered into certain irrevocable voting and support agreements with FaZe (together, the “GameSquare Support Agreements”), whereby such GameSquare stockholders agreed to, among other things, at a meeting of stockholders of GameSquare, vote in favor of (i) the approval of the Merger Agreement and the transactions contemplated thereby and (ii) the GameSquare Stock Issuance, and vote against certain other actions that would have the effect of preventing the Merger or the GameSquare Stock Issuance. Such GameSquare stockholders also agreed to not transfer any securities of GameSquare held by them from the date of execution of the GameSquare Support Agreements until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, subject to certain exceptions.

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The GameSquare Support Agreements will terminate in their entirety, and be of no further force or effect, upon the earlier to occur of (i) the Effective Time and (ii) the valid termination of the Merger Agreement in accordance with its terms.

The foregoing description of the GameSquare Support Agreements is qualified in its entirety by reference to the full text of the form of GameSquare Support Agreement, which is filed as Exhibit 10.2 to this Current Report on Form 6-K and is incorporated herein by reference.

Backstop Agreement

Simultaneously with the execution and delivery of the Merger Agreement and in connection with the Pipe Financing, GameSquare entered into the Backstop Agreement. Pursuant to the Backstop Agreement, to the extent necessary to close the PIPE Financing with no less than $10,000,000, GameSquare has secured a commitment of up to $10,000,000 from the Backstop Investor, to purchase shares of GameSquare’s common stock (or other GameSquare securities, if applicable) to the extent necessary contemporaneously with the Closing. The Backstop Agreement contains customary representations, warranties, covenants and conditions precedent of the parties. The Backstop Agreement and all of its provisions shall terminate and be of no further force or effect (i) upon the date that is immediately following an applicable End Date, following written notice from the Backstop Investor electing to terminate the Agreement, or (ii) if FaZe or GameSquare experience a material adverse change, upon written notice from the Backstop Investor electing to terminate the Agreement.

The representations, warranties and covenants contained in the Backstop Agreement were made only for purposes of the Backstop Agreement and as of specific dates, were solely for the benefit of the parties thereto and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the Backstop Agreement is qualified in its entirety by reference to the full text of the Backstop Agreement, which is filed as Exhibit 10.3 to this Current Report on Form 6-K and is incorporated herein by reference.

Financing and Security Agreement

In connection with partially satisfying its obligations in connection with the GameSquare Financing, on September 14, 2023, certain subsidiaries of GameSquare, namely, Frankly Media LLC, GCN, Inc., GameSquare Esports (USA) Inc. d/b/a Fourth Square Studios, Nextgen Tech LLC d.b.a Complexity Gaming, Swingman, LLC d/b/a Cut+Sew and Zoned, Mission Supply LLC, and Sideqik, Inc. (collectively, on a joint and several basis, the “Borrower”) entered into the Financing and Security Agreement with the Lender.

The Financing and Security Agreement also contains customary representations and warranties being made by the Borrower and other customary terms and conditions.

The foregoing description of the Financing and Security Agreement is qualified in its entirety by reference to the full text of the Financing and Security Agreement, which is filed as Exhibit 10.1 to GameSquare’s Current Report on Form 6-K filed with the SEC on September 27, 2023, and is incorporated herein by reference.

Press Release

On October 20, 2023, GameSquare issued a joint press release with FaZe announcing the execution of the Merger Agreement. The full text of the joint press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

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The foregoing information (including Exhibit 99.1) is being furnished and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section,  nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act.

Important Additional Information and Where to Find It

In connection with the proposed acquisition, GameSquare intends to file a registration statement with the SEC, which will include a document that serves as a prospectus of GameSquare and a proxy statement of FaZe (the “proxy statement/prospectus”), Faze intends to file a proxy statement with the SEC (the “proxy statement”), and each party will file other documents regarding the Merger with the SEC. Investors and securityholders are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available because they will contain important information. A proxy statement/prospectus or a proxy statement when available will be sent to GameSquare’s stockholders. Investors and securityholders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation, consent or authorization with respect to any securities or in respect of the proposed Merger. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to the proposed business combination transaction between FaZe and GameSquare and may contain forward-looking statements containing the words “expect”, “anticipate”, “intends”, “plan”, “estimate”, “aim”, “forecast”, “project” and similar expressions (or their negative) identify certain of these forward-looking statements. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. The forward-looking statements in this communication are based on numerous assumptions and FaZe’s and GameSquare’s present and future business strategies and the environment in which FaZe and GameSquare expect to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of FaZe’s and GameSquare’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as GameSquare’s ability to obtain financing, changes in the political, social and regulatory framework in which GameSquare operates or in economic, technological or consumer trends or conditions. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies related to the contemplated transaction, the plans, objectives, expectations and intentions of FaZe, GameSquare, or the combined company and the expected timing of the completion of the contemplated transaction. Risks and uncertainties that could cause results to differ from expectations include: (i) uncertainties as to the timing of the contemplated transaction; (ii) uncertainties as to the approvals by FaZe’s shareholders or GameSquare’s stockholders required in connection with the contemplated transaction; (iii) the possibility that a competing proposal will be made; (iv) the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; (v) other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; (vi) transaction costs; (vii) actual or contingent liabilities; (viii) disruptions to the financial or capital markets; and (ix) other risks and uncertainties discussed in FaZe’s and GameSquare’s respective filings with the SEC. You can obtain copies of FaZe’s and GameSquare’s respective filings with the SEC at no cost from the SEC’s website (www.sec.gov). Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this communication or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect GameSquare’s current beliefs and assumptions and are based on information currently available to management.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMESQUARE HOLDINGS, INC.
(Registrant)

Date: October 20, 2023	By:	/s/ Justin Kenna
	Name:	Justin Kenna
	Title:	Chief Executive Officer and Director

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EXHIBIT INDEX

Exhibit	Description

2.1*	Agreement and Plan of Merger, dated as of October 19, 2023, by and among GameSquare Holdings, Inc., GameSquare Merger Sub I, Inc., and FaZe Holdings Inc.

10.1**	Form of FaZe Support Agreement, dated as of October 19, 2023, by and between GameSquare Holdings, Inc. and certain stockholders of FaZe Holdings Inc.

10.2**	Form of GameSquare Support Agreement, dated as of October 19, 2023, by and between FaZe Holdings Inc. and certain stockholders of GameSquare Holdings, Inc.

10.3**	Backstop Agreement, dates as of October 19, 2023, by and among GameSquare Holdings, Inc. and Goff & Jones Lending Co, LLC

10.4

Financing and Security Agreement, dated September 14, 2023, by and among, Frankly Media LLC, GCN, Inc., GameSquare Esports (USA) Inc. d/b/a Fourth Square Studios, Nextgen Tech LLC d.b.a Complexity Gaming, Swingman, LLC d/b/a Cut+Sew and Zoned, Mission Supply LLC, and Sideqik, Inc. (incorporated by reference to Exhibit 10.1 of Form 6-K filed by GameSquare on September 27, 2023).

99.1**	Press Release, dated October 20, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Certain exhibits, schedules or similar attachments to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K promulgated by the SEC. The registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits, schedules or similar attachments upon its request.

**	Included herewith.

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